UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant's name into English)

37A, Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GLOBANT S.A.

FORM 6-K

Annual General Meeting

Globant S.A. (the “Company”) announced that its Annual General Meeting of Shareholders (the “General Meeting”) is to be held on April 2, 2021. The General Meeting will be held at the registered office of the Company at 37A, Avenue J.F. Kennedy, L-1855, Luxembourg. The record date for the determination of shareholders entitled to vote at the General Meeting is March 2, 2021. The convening notice containing the agenda for the General Meeting and the form of proxy for use in connection with the General Meeting are attached as Exhibit 99.1 hereto.

Exhibits

Globant S.A. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Convening notice containing the agenda, dated March 2, 2021, and form of proxy for the General Meeting to be held on April 2, 2021.

The information contained in this report on Form 6-K, including the documents attached as Exhibit 99.1 to this report on Form 6-K, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-225731) and on Form S-8 (File Nos. 333-201602, 333-211835 and 333-232022), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ SOL MARIEL NOELLO
Name: Sol Mariel Noello
Title: General Counsel

Date: March 3, 2021